TECHNOCENTRA GROUP, INC.

Unaudited Consolidated Financial Statements For The Years Ended December 31, 2021 and 2020

Jason M. Tyra
CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Technocentra Group, Inc
Bloomington, IL.

We have reviewed the accompanying consolidated financial statements of Technocentra Group, Inc. (a corporation), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 11, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TECHNOCENTRA GROUP, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2021 and 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 57,078	$ 12,538
Accounts Receivable	39,881	12,539
Employee Advances	1,770	9,420
Prepaid Expenses	629	629
Deferred Tax Asset	51	48
TOTAL CURRENT ASSETS	99,409	35,174
NON-CURRENT ASSETS		
Intangleble Assets	48,560	-
Fixed Assets	7,162	210
TOTAL NON-CURRENT ASSETS	55,722	210
TOTAL ASSETS	$ 155,131	$ 35,386
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	32,406	16,964
Current Portion - Related Party Loan	-	11,000
TOTAL CURRENT LIABILITIES	32,406	27,964
NON-CURRENT LIABILITIES		
Long Term Portion - Related Party Loan	2,878	2,765
TOTAL LIABILITIES	35,284	30,729
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized;	77	-
7,720,240 issued; $0.00001 par value)	-	-
Additional Paid In Capital	244,000	4,937
Retained Deficit	(124,230)	(280)
TOTAL SHAREHOLDERS' EQUITY	119,847	4,657
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 155,131	$ 35,386

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TECHNOCENTRA GROUP, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020
Operating Income		
Revenue, Net	$ 468,955	$ 350,782
Cost of Goods Sold	282,484	16,419
Gross Profit	186,471	334,363
Operating Expense		
Payroll	210,355	166,223
General & Administrative	40,284	17,061
Legal & Professional	40,210	191,096
Advertising & Marketing	10,839	28,690
Research & Development	7,722	5,823
Rent	1,416	6,648
Depreciation	158	205
	310,984	415,746
Net Loss from Operations	(124,513)	(81,384)
Other Expense		
Taxes	(15)	-
Interest Expense	(53)	-
Net Loss	$ (124,581)	$ (81,380)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	7,720,240	-
Net loss per share	$ (0.02)	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TECHNOCENTRA GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (124,581)	$ (81,380)
Change in Accounts Payable	15,442	12,359
Change in Employee Advances	7,650	(9,420)
Change in Deferred Tax Asset	(3)	(48)
Change in Accounts Receivable	(27,342)	(394)
Net Cash Flows From Operating Activities	(128,834)	(78,883)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(6,952)	205
Acquisition of Intangible Assets	(48,560)	-
Net Cash Flows From Investing Activities	(55,512)	205
Cash Flows From Financing Activities		
Increase of Additional Paid In Capital	239,063	-
Adjustment to Retained Earnings	631	1,075
Issuance of Related Party Note Payable	113	-
Issuance of Common Stock	77	-
Non-Cash Prior Period Adjustment	-	60,000
Issuance/(Payment) on Related Party loan	(11,000)	11,000
Net Cash Flows From Financing Activities	228,884	72,075
Cash at Beginning of Period	12,538	19,141
Net Increase (Decrease) In Cash	44,538	(6,603)
Cash at End of Period	$ 57,078	$ 12,538

TECHNOCENTRA GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	Common Stock		Additional	Retained Earnings	Total Shareholders'
	Number	Amount	Paid in Capital		Equity
Balance at December 31, 2019	-	$ -	$ -	$ 80,025	$ 80,025
Issuance of Stock			4,937		4,937
Net Loss				(81,380)	(81,380)
Adjustment to Retained Earnings				1,075	1,075
Balance at December 31, 2020	-	$ -	$ 4,937	$ (280)	$ 4,657
Issuance of Stock	7,720,240	77	239,063		239,140
Net Loss				(124,581)	(124,581)
Adjustment to Retained Earnings				631	631
Balance at December 31, 2021	7,720,240	$ 77	$ 244,000	$ (124,230)	$ 119,847

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Technocentra Group, Inc. ("the Company") is a corporation organized in the state of Delaware. The Company is a software research and development organization aimed at helping businesses and institutions to meet the complex challenges of the technology revolution.

In 2020, a subsidiary entity was founded by the Company to aid in the development of company's technology. The subsidiary is located in India and is subject to the laws and regulations within that country. The financial statements have been consolidated to show the operations of both the Company and this subsidiary entity.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $124,581 and 2020 of $81,380.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 11, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary located in India. In preparing the consolidated financial statements, the Company has eliminated all significant inter-company balances and transactions from the statements.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue, Net

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue streams have been derived from (1) software development (2) managed services (3) service product.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

The Company recognized this set of assets as a structured customer base and brand-name recognition. Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. The Company will test for impairment in the upcoming years.

Advertising

The Company records advertising expenses in the year incurred.

Exchange Rate Conversion

An exchange rate conversion was required during 2021 and 2020 in regard to consolidating the subsidiary's activity (located in India) to the US parent Company. The exchange rate at the end of each year did not cause a material difference in determining a gain of loss on the subsidiary's conversion to US dollars.

Adjustment to Retained Earnings/Non-Cash Adjustment

A prior period adjustment to retained earnings and a non-cash adjustment were needed to account for differences found in the consolidation of company with its subsidiary.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the years ended December 31, 2021 and 2020, and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation

allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware and subject to the Government of India’s tax withholdings.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial

asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company’s financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company’s financial statements.

NOTE D- DEBT

Related Party Loan

In 2020, the company issued a related party loan in exchange for cash for the purpose of funding continuing operations (“the Related Party Loan”). The note bears no interest and has been paid down as of 2021.

NOTE E- EQUITY

Under the Company’s original articles of incorporation, the Company authorized 10,000,000 shares of $0.00001 par value Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock	7,720,240

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 11, 2022, the date that the financial statements were available to be issued.